United States
               Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 3

                       RESPONSE USA, INC.
                     ----------------------
                        (Name of Issuer)

            Common Stock, Par Value $.008 Per Share
       ------------------------------------------------------
                 (Title of Class of Securities)

                          761235 50 6
                     ----------------------
                         (CUSIP Number)

                       Richard D. Terrill
Executive Vice President, General Counsel and Corporate Secretary
                    Western Resources, Inc.
                    818 South Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6322

------------------------------------------------------------------------------

  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        October 22, 1999
--------------------------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 761235 50 6


1.   NAME OF REPORTING PERSON                       Western Resources, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.              48-0290150

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)        |_|
     A GROUP                                        (B)        | |

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION           State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

      7.   SOLE VOTING POWER                        0

      8.   SHARED VOTING POWER                      561,142

      9.   SOLE DISPOSITIVE POWER                   0

      10.  SHARED DISPOSITIVE POWER                 561,142

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                          561,142

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                   |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                       7.85%

14.  TYPE OF REPORTING PERSON                       CO

CUSIP NO. 761235 50 6


1.   NAME OF REPORTING PERSON                       Westar Capital, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.              48-1092416

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF       (A)        |_|
     A GROUP                                        (B)        | |

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

       7.  SOLE VOTING POWER                       0

       8.  SHARED VOTING POWER                     561,142

       9.  SOLE DISPOSITIVE POWER                  0

       10. SHARED DISPOSITIVE POWER                561,142

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         561,142

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      7.85%

14.  TYPE OF REPORTING PERSON                      CO

CUSIP NO. 761235 50 6


1.   NAME OF REPORTING PERSON                      Protection One, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.             93-1063818

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF      (A)        |_|
     A GROUP                                       (B)        | |

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

      7.   SOLE VOTING POWER                       0

      8.   SHARED VOTING POWER                     561,142

      9.   SOLE DISPOSITIVE POWER                  0

      10.  SHARED DISPOSITIVE POWER                561,142

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         561,142

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      7.85%

14.  TYPE OF REPORTING PERSON                      CO

CUSIP NO. 761235 50 6


1.   NAME OF REPORTING PERSON                      Protection One Investments,
                                                   Inc.
     S.S. OR I.R.S. IDENTIFICATION NO.             95-471-6134

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF      (A)        |_|
     A GROUP                                       (B)        | |

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               n/a

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

      7.   SOLE VOTING POWER                       0

      8.   SHARED VOTING POWER                     561,142

      9.   SOLE DISPOSITIVE POWER                  0

      10.  SHARED DISPOSITIVE POWER                561,142

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                         561,142

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                      7.85%

14.  TYPE OF REPORTING PERSON                      CO

Item 1.     Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the Common Stock par value $.008 per share ("Common Stock"), of Response USA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 11-H Princess Road, Lawrenceville, New Jersey 08648.

Item 2.     Identity and Background.

No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.     Purpose of Transaction.

The Reporting Persons sold 94,900 shares of Common Stock of Issuer between the period of October 21, 1999 and October 22, 1999.

Item 5.     Interest in Securities of Issuer.

Based upon the Issuer's annual report for its fiscal year ended June 30, 1999 filed on Form 10-KSB with the Securities and Exchange Commission on October 13, 1999, the Issuer had a total of 7,147,731 (seven million one hundred forty seven thousand seven hundred thirty one) shares of Common Stock outstanding as of October 12,1999. As a result of the disposition of stock by the Reporting Persons between October 21, 1999 and October 22, 1999, the Reporting Persons beneficially own 561,142 (five hundred sixty one thousand one hundred forty two) shares, constituting 7.85% of the Issuer's total outstanding Common Stock. The Reporting Persons have shared power to vote and shared power to dispose of the 561,142 shares of Common Stock.

Shares of Common Stock disposed of in the past sixty days are listed below:

  Shares Sold         Price Per Share         Date of Sale
    10,000                $1.125                10/21/99
    84,900                $1.125                10/22/99

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts exist with respect to the securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement dated October 28, 1999 among Protection One,
            Investments, Inc., Protection One, Inc., Westar Capital, Inc., and Western Resources, Inc.

                                SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             WESTERN RESOURCES, INC.




                             By:   /s/ Richard D. Terrill
                             Richard D. Terrill
                             Executive Vice President, General Counsel
                             and Corporate Secretary


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             WESTAR CAPITAL, INC.



                             By:   /s/ Cynthia S. Couch
                             Cynthia S. Couch
                             Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            PROTECTION ONE, INC.



                             By:   /s/ Anthony D. Somma
                             Anthony D. Somma
                             Chief Financial Officer, Secretary and Treasurer


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            PROTECTION ONE INVESTMENTS, INC.



                             By:    /s/ Anthony D. Somma
                             Anthony D. Somma
                             Secretary and Treasurer


Dated:  October 28, 1999

                                 EXHIBIT A

                          Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, par value $.008 per share, of Response USA, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 28th day of October, 1999.


WESTERN RESOURCES, INC.




By:   /s/ Richard D. Terrill                     Date: October 28, 1999
Richard D. Terrill
Executive Vice President, General Counsel and
Corporate Secretary


WESTAR CAPITAL, INC.




By:    /s/ Cynthia S. Couch                      Date: October 28, 1999
Cynthia S. Couch
Secretary and Treasurer


PROTECTION ONE, INC.




By:    /s/ Anthony D. Somma                      Date:  October 28, 1999
Anthony D. Somma
Chief Financial Officer, Secretary and Treasurer


PROTECTION ONE INVESTMENTS, INC.




By:     /s/ Anthony D. Somma                     Date:  October 28, 1999
Anthony D. Somma
Secretary and Treasurer